Exhibit 99.1

News Release

SouFun Announces Second Quarter 2015 Results

BEIJING, China, August 7, 2015 – SouFun Holdings Limited (NYSE: SFUN) (“SouFun”), the leading real estate Internet portal in China, announced today its unaudited financial results for the three months ended June 30, 2015.

Second Quarter 2015 Highlights

■	Total Revenue increased by 25.4% year-on-year to $210.9 million. Revenue from e-commerce services increased by 119.7% year-on-year to $106.8 million.

■	Operating income decreased by 72.7% year-on-year to $22.3 million. Non-GAAP operating income decreased by 71.3% year-on-year to $23.9 million. A description of the adjustments from GAAP to non-GAAP operating income is set forth below.

■	Net income attributable to SouFun’s shareholders decreased by 76.3% year-on-year to $16.2 million.

Fully diluted earnings per ADS decreased by 73.3% year-on-year to $0.04.

■	Non-GAAP net income attributable to SouFun’s shareholders decreased by 72.8% year-on-year to $19.6 million.

Non-GAAP fully diluted earnings per ADS decreased by 75% year-on-year to $0.04.

■	GMV increased by 306.7% from $1.7 billion in the first quarter of 2015 to $6.8 billion in the second quarter. The following table shows GMV by month for the first six months of 2015.

GMV: January-June, 2015 (in millions of US dollars)

	January	February	March	April	May	June
New Home *	340	299	642	794	1,131	1,516
Secondary Home	22	41	321	705	1,138	1,478
Secondary home	20	36	282	637	1,002	1,324
Rental	2	5	39	68	136	154
Home furnishing	1	1	2	5	9	9
Total	363	341	965	1,504	2,278	3,003

Continued from previous table,

	2015Q1	2015Q2	Variance
			amount	%
New Home *	1,281	3,441	2,160	169%
Secondary Home	384	3,321	2,937	765%
secondary home	338	2,963	2,625	777%
rental	46	358	312	678%
Home furnishing	4	23	19	475%
Total	1,669	6,785	5,116	307%

* Only including direct sales services.

First Half 2015 Highlights

■	Total Revenue increased by 15.5% year-on-year to $334.3 million. Revenue from e-commerce services increased by 103.0% year-on-year to $158.4 million.

■	Operating income decreased by 77.3% year-on-year to $29.8 million. Non-GAAP operating income decreased by 76.3% year-on-year to $31.8 million.

■	Net income attributable to SouFun’s shareholders decreased by 79.7% year-on-year to $22.3 million.

Fully diluted earnings per ADS decreased by 80.0% year-on-year to $0.05.

■	Non-GAAP net income attributable to SouFun’s shareholders decreased by 77.4% year-on-year to $27.1 million.

Non-GAAP fully diluted earnings per ADS decreased by 76.9% year-on-year to $0.06.

New Development: Private Placement with IDG and Carlyle

The company today entered into memorandums of understanding (“MOUs”) with IDG China Capital Fund III LLP (“IDG”) and Carlyle Group (Carlyle) in which IDG, Carlyle, and the management (mainly founder and CEO Vincent Mo) will invest a total amount no more than US$1 billion (of which 50% will be convertible notes) to purchase the company’s new Class A ordinary shares and convertible notes. Under the MOUs, The subscription price of the new Class A ordinary shares is US$7.45 per current ADS (i.e. US$37.25 per Class A ordinary share), which represents a 3% premium to the volume-weighted average trading price of the ADS for the 20 trading days preceding August 6, 2015 (inclusive, which was US$7.24 per ADS). Holders of the convertible notes will have the right to convert the Notes into Shares at the price per share equal to 122.5% of the per share purchase price of the new Class A ordinary shares in 7 years after the issuance of the Notes. The Notes shall bear an annual interest of 1.5%.

“The Q2 numbers showed that the company is quite on track in its transformation from a pure internet information platform to a more transaction oriented platform across new, resale, rental homes and home furnishing plus financial services among China’s major cities.” said Vincent Mo, Chairman and CEO of Fang.com. “We will continue our efforts in building up transaction teams, adding transaction model to more cities, and speeding up development of our technology platforms and tools to support the transformation. I am confident that with our expected funding from IDG and Carlyle, the company will move more aggressively and make its transformation successful.”

Second Quarter 2015 Results

Revenues

SouFun reported total revenues of $210.9 million for the three months ended June 30, 2015, representing an increase of 25.4% from $168.2 million for the corresponding period in 2014, primarily driven by the growth in e-commerce services, partially offset by the decline in marketing services and listing services.

Revenue from marketing services was $60.6 million for the three months ended June 30, 2015, a decrease of 18.4% from $74.3 million for the corresponding period in 2014, primarily due to less customers in the market.

Revenue from e-commerce services was $106.8 million for the three months ended June 30, 2015, a 119.7% increase from $48.6 million for the same period in 2014, primarily due to the growth of the direct sales services for new homes and the growth of the real estate brokerage services, as well as rapid growth of the home decorating services.

Revenue from listing services was $34.6 million for the three months ended June 30, 2015, a decrease of 16.9% from $41.7 million for the corresponding period in 2014, primarily due to our reduction of unit price per paying subscriber, given that the number of paying subscribers has reached a record high as of Jun 30, 2015.

Revenue from internet financial services was $4.0 million for the three months ended June 30, 2015. SouFun began to offer internet financial services in August 2014.

Revenue from other value-added services was $4.8 million for the three months ended June 30, 2015, an increase of 35.6% from $3.6 million for the corresponding period in 2014, primarily due to the rapid growth of our research related products.

Cost of Revenue

Cost of revenue was $104.9 million for the three months ended June 30, 2015, an increase of 258.2% from $29.3 million for the corresponding period in 2014. The increase in cost of revenue was mainly attributable to increased staff. In addition, increased e-commerce cost related to the direct sales services and increased decorating cost related to the home decorating services also contributed to the increase in cost of revenues.

Gross margin was 50.2% for the three months ended June 30, 2015, compared to 82.6% for the corresponding period in 2014.

Operating Expenses

Operating expenses were $83.5 million for the three months ended June 30, 2015, an increase of 45.0 % from $57.6 million for the corresponding period in 2014.

Selling expenses were $54.5 million for the three months ended June 30, 2015, an increase of 71.5% from $31.7 million for the corresponding period in 2014, primarily due to increased staff, increased expenses paid to our marketing agents for our SouFun membership services, and increased advertising and promotional expenses.

General and administrative expenses were $29.0 million for the three months ended June 30, 2015, an increase of 12.3% from $25.9 million for the corresponding period in 2014, primarily due to increased staff cost.

Operating Income

Operating income was $22.3 million for the three months ended June 30, 2015, a decrease of 72.7% from $81.7 million for the corresponding period in 2014.

Income Tax Expenses

Income tax expense was $10.2 million for the three months ended June 30, 2015, a 57.4% decrease compared to $23.9 million for the corresponding period in 2014. SouFun’s effective tax rate was 38.6% for the three months ended June 30, 2015, as compared to 26.0% for the same period in 2014. The increase in the effective tax rate was primarily due to the increased penalty and interest accrued for the difference between the income tax for 2014 accrued in 2014 and the amounts actually paid in May 2015 per the tax return.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $16.2 million for the three months ended June 30, 2015, a 76.3% decrease from $68.2 million for the corresponding period in 2014. Fully diluted earnings per ordinary share and per ADS was $0.18 and $0.04, respectively, for the three months ended June 30, 2015, 76.6% and 73.3% decrease from $0.77 and $0.15 for the corresponding period in 2014.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $28.4 million for the three months ended June 30, 2015, a decrease of 67.6% as compared to $87.7 million for the corresponding period in 2014.

Cash

As of June 30, 2015, SouFun had cash, cash equivalents, and short-term investments of $533.6 million, compared to $667.7 million as of March 31, 2015. Cash flow generated from operating activities was $4.1 million for the three months ended June 30, 2015, an 89.8% decrease from $40.1 million for the same period in 2014. The decline in cash flows from operating activities was primarily due to a $52.0 million decrease of net income as compared to the second quarter of 2014.

First Half 2015 Results

Revenues

SouFun reported total revenues of $334.3 million for the first half of 2015, representing an increase of 15.5% from $289.4 million for the corresponding period in 2014, primarily driven by the growth in E-commerce services, partially offset by the decline in marketing services and listing services.

Revenue from marketing services was $101.2 million for the first half of 2015, a decrease of 16.5% from $121.3 million for the corresponding period in 2014.

Revenue from e-commerce services was $158.4 million for the first half of 2015, a 103.0% increase from $78.0 million for the same period in 2014. The growth was primarily a result of the company’s effort in e-commerce expansions in direct sales services, real estate brokerage services and decoration services.

Revenue from listing services was $58.3 million for the first half of 2015, a decrease of 30.5% from $83.8 million for the corresponding period in 2014, primarily due to our reduction of unit price per paying subscriber.

Revenue from internet financial services was $7.6 million for the first half of 2015. SouFun began to offer internet financial services in August 2014.

Revenue from other value-added services was $8.9 million for the first half of 2015, an increase of 43.2% from $6.2 million for the corresponding period in 2014, due primarily to an increase in real estate data related services.

Cost of Revenue

Cost of revenue was $148.6 million for the first half of 2015, an increase of 174.1 % from $54.2 million for the corresponding period in 2014. The increase in cost of revenue was primarily due to the increase in staff costs and increased e-commerce cost related to the direct sales services.

Gross margin was 55.6% for the first half of 2015, compared to 81.3% for the corresponding period in 2014.

Operating Expenses

Operating expenses were $155.3 million for the first half of 2015, an increase of 48.7 % from $104.5 million for the corresponding period in 2014.

Selling expenses were $102.5 million for the first half of 2015, an increase of 72.9% from $59.3 million for the corresponding period in 2014, primarily due to increased staff, increased expenses paid to our marketing agents for our SouFun membership services, and increased advertising and promotional expenses.

General and administrative expenses were $52.8 million for the first half of 2015, an increase of 17.0% from $45.2 million for the corresponding period in 2014, primarily due to increased staff costs.

Operating Income

Operating income was $29.8 million for the first half of 2015, a decrease of 77.3% from $131.3 million for the corresponding period in 2014.

Income Tax Expenses

Income tax expense was $15.8 million for the first half of 2015, a 59.6% decrease compared to $39.1 million for the corresponding period in 2014. The effective tax rate was 41.5% for the first half of 2015, compared to 26.3% for the corresponding period in 2014. The increase in the effective tax rate was primarily due to the increased penalty and interest accrued for the difference between the income tax for 2014 accrued in 2014 and the amounts actually paid in May 2015 per the tax return.

Net Income and EPS

Net income attributable to SouFun’s shareholders was $22.3 million for the first half of 2015, a decrease of 79.7% from $109.7 million for the corresponding period in 2014. Fully diluted earnings per ADS was $0.05 for the first half of 2015, a 80.0% decrease from $0.25 for the corresponding period in 2014.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $39.7 million for the first half of 2015, a decrease of 72.1% as compared to $142.5 million for the corresponding period in 2014.

Cash

Net cash used in operating activities was $50.7 million for the first half of 2015, as compared to net cash generated from operating activities of $166.3 million for the same period in 2014.

Business Outlook

SouFun adjusts its revenue guidance for 2015 from $808.3 million, representing a year-on-year increase of 15%, to $843.4 million, representing a year-on-year increase of 20%. This forecast reflects SouFun's current and preliminary view, which is subject to change.

Conference Call Information

SouFun's management team will host a conference call on August 7, 2015 at 8:00 AM U.S. EST (8:00 PM Beijing / Hong Kong time). The dial-in details for the live conference call are:

The dial-in details for the live conference call are:

International Toll:	+65 6713-5090
Local Toll:
United States	+1 845-675-0437/+1 866-519-4004
Hong Kong	+852 3018-6771/800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 AM EST on August 7 through 11:59 PM EST August 15, 2015. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID number:	2387062

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.fang.com.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites and mobile apps in 2014. Through its websites and mobile apps, SouFun provides marketing, e-commerce, listing, finance and other value-added services for China’s real estate and home-related sectors. SouFun’s Internet portal and mobile apps are highly focused on user experience, and support SouFun’s users in seeking information on the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its websites, mobile apps and database contain real estate related content covering more than 370 cities in China. For more information about SouFun, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the revenue outlook for 2015, the success of various business strategies in the short and long-term, conditions in the PRC real estate market and the success of SouFun’s strategic and operational plans and focus, continued growth of the transactions and ecommerce businesses, the impact of increased expenses, the impact of government policies and China’s real estate and home furnishings market. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of the slowdown in the PRC real estate market on SouFun and the impact on revenues of our existing and new service fees reductions, the ability of SouFun to retain real estate listing agencies as customers during challenging economic periods, the success of SouFun’s new business initiatives, the ability of SouFun to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China’s real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China’s home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services and transactions for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents we have filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income and (3) non-GAAP basic and diluted earnings per ordinary share and (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, realized gain on available-for-sale security, interest income and expenses, income tax expenses, and depreciation expense for the three months ended June 30, 2015, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Dr. Hua Lei

Deputy CFO

Phone: +86-10-5631-8661

Email: leihua@soufun.com

SouFun Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data )

ASSETS	June 30,	December 31,
	2015	2014
Current assets:	(Unaudited)	(Audited)
Cash and cash equivalents	384,277	354,760
Restricted cash, current	98,075	97,988
Short-term investments	149,336	455,184
Accounts receivable, net	89,963	49,691
Funds receivable	47,877	62,163
Prepayment and other current assets	38,015	30,161
Customer deposits	33,618	47,312
Loan receivable, current	189,719	79,641
Amount due from related parties	18	-
Deferred tax assets, current	4,050	2,991
Total current assets	1,034,948	1,179,891

Non-current assets:
Property and equipment, net	217,802	217,105
Prepaid land lease payments	830	-
Loan receivable, non-current	16,321	2,009
Restricted cash, non-current	109,592	109,495
Deferred tax assets, non-current	2,042	1,570
Deposit for non-current assets	103,681	86,515
Long-term investments	257,156	121,292
Prepayment for business acquisition	9,806	9,806
Other non-current assets	18,316	16,556
Total non-current assets	735,546	564,348
Total assets	1,770,494	1,744,239

SouFun Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data )

	June 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	80,750	80,750
Deferred revenue	109,569	119,042
Accrued expenses and other liabilities	285,895	221,901
Income tax payable	10,262	35,394
Customers’ refundable fees	77,841	42,392
Amounts due to a related party	-	660
Total current liabilities	564,317	500,139
Non-current liabilities:
Long-term loans	100,000	100,000
Convertible senior notes	400,000	400,000
Deferred tax liabilities, non-current	114,070	111,026
Other non-current liabilities	133	385
Total non-current liabilities	614,203	611,411
Total Liabilities	1,178,520	1,111,550

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 58,598,173 shares and 58,364,924 shares issued and outstanding as at June 30, 2015 and December 31, 2014, respectively	7,525	7,495
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at June 30, 2015 and December 31, 2014 , respectively	3,124	3,124
Additional paid-in capital	105,715	101,072
Accumulated other comprehensive income	63,966	49,566
Retained earnings	410,874	471,352
Total SouFun Holdings Limited shareholders' equity	591,204	632,609
Noncontrolling interests	770	80
Total equity	591,974	632,689
TOTAL LIABILITIES AND EQUITY	1,770,494	1,744,239

SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Marketing services	60,600	74,303	101,223	121,286
E-commerce services	106,831	48,618	158,373	78,033
Listing services	34,612	41,674	58,255	83,819
Financial services	4,018	-	7,558	-
Other value-added services	4,826	3,560	8,932	6,238
Total revenues	210,887	168,155	334,341	289,376

Cost of Revenues:
Cost of services	(104,927)	(29,291)	(148,560)	(54,196)
Total Cost of Revenues	(104,927)	(29,291)	(148,560)	(54,196)

Gross Profit	105,960	138,864	185,781	235,180

Operating expenses and income:
Selling expenses	(54,463)	(31,748)	(102,478)	(59,282)
General and administrative expenses	(29,041)	(25,852)	(52,847)	(45,168)
Other income	(144)	472	(668)	525
Operating Income	22,312	81,736	29,788	131,255
Foreign exchange gain (loss)	85	(1)	71	(13)
Interest income	6,664	12,836	14,708	24,180
Interest expense	(4,123)	(4,085)	(8,224)	(9,179)
Investment income	315	-	315	-
Government grants	1,079	1,616	1,381	2,582
Income before income taxes and noncontrolling interests	26,332	92,102	38,039	148,825
Income tax expenses
Income tax expenses	(10,172)	(23,901)	(15,794)	(39,102)
Net income	16,160	68,201	22,245	109,723
Net income attributable to noncontrolling interests	(6)	-	(28)	-
Net income attributable to SouFun Holdings Limited shareholders	16,166	68,201	22,273	109,723
Other comprehensive income, net of tax
Foreign currency Translation	4,548	(6)	(71)	(7,840)
Unrealized gain on available-for-sale security	11,858	2,091	14,471	2,091
Total other comprehensive income, net of tax	16,406	2,085	14,400	(5,749)
Comprehensive income	32,566	70,286	36,645	103,974

Earnings per share for Class A and Class B ordinary shares
Basic	0.20	0.83	0.27	1.34
Diluted	0.18	0.77	0.25	1.24
Earnings per ADS
Basic	0.04	0.17	0.05	0.27
Diluted	0.04	0.15	0.05	0.25
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	82,861,457	81,917,870	82,796,866	81,885,231
Diluted	88,230,507	92,506,249	87,866,887	92,927,800
Weighted average number of ADSs outstanding:
Basic	414,307,285	409,589,351	413,984,330	409,426,156
Diluted	441,152,535	462,531,244	439,334,435	464,639,001

SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
GAAP income from operations	22,312	81,736	29,788	131,255
Share-based compensation expense	1,593	1,496	2,027	3,020
Non-GAAP income from operations	23,905	83,232	31,815	134,275

GAAP net income	16,160	68,201	22,245	109,723
One-off tax benefit	-	(4,657)	-	(4,657)
Withholding tax related to dividends	2,135	7,047	3,140	11,839
Investment income	(315)	-	(315)	-
Share-based compensation expense	1,593	1,496	2,027	3,020
Non-GAAP net income	19,573	72,087	27,097	119,925

Net Income attributable to SouFun shareholders	16,166	68,201	22,273	109,723
One-off tax benefit	-	(4,657)	-	(4,657)
Withholding tax related to dividends	2,135	7,047	3,140	11,839
Investment income	(315)	-	(315)	-
Share-based compensation expense	1,593	1,496	2,027	3,020
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	19,579	72,087	27,125	119,925

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.20	0.83	0.27	1.34
Diluted	0.18	0.77	0.25	1.24
GAAP earnings per ADS:
Basic	0.04	0.17	0.05	0.27
Diluted	0.04	0.15	0.05	0.25
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.24	0.88	0.33	1.46
Diluted	0.22	0.78	0.31	1.29
Non-GAAP earnings per ADS:
Basic	0.05	0.18	0.07	0.29
Diluted	0.04	0.16	0.06	0.26
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	82,861,457	81,917,870	82,796,866	81,885,231
Diluted	88,230,507	92,506,249	87,866,887	92,927,800
Weighted average number of ADSs outstanding:
Basic	414,307,285	409,589,351	413,984,330	409,426,156
Diluted	441,152,535	462,531,244	439,334,435	464,639,001

SouFun Holdings Limited

Reconciliation of Non-GAAP and Adjusted EBITDA

(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
Non-GAAP Net income	19,573	72,087	27,097	119,925
Add back:
Interest expense	4,123	4,085	8,224	9,179
Income tax expenses	8,037	21,511	12,654	31,920
Depreciation expenses	3,356	2,859	6,429	5,678
Subtract:
Interest income	(6,664)	(12,836)	(14,708)	(24,180)
Adjusted EBITDA	28,425	87,706	39,696	142,522